1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 18, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Proposes NT$3.0 Cash Dividend per Share

Hsinchu, Taiwan, R.O.C. – February 18, 2014 – The TSMC (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$3.0 cash dividend per common share. The proposal is scheduled to be discussed and decided at the Company’s Annual General Meeting (AGM) on the morning of June 24, 2014.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:

1.	Approved the 2013 Business Report and Financial Statements. Consolidated revenue totaled NT$597.02 billion and net income was NT$188.15 billion, with diluted earnings per share of NT$7.26.

2.	Proposed the distribution of a cash dividend of NT$3.0 per common share and submitted the proposal for approval by the 2014 AGM. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing totaling approximately NT$25,269.33 million. This includes cash bonus of NT$12,634.66 million distributed following each quarter of 2013 and profit sharing of NT$12,634.66 million to be distributed following the 2014 AGM.

3.	Approved capital appropriation of US$257.1 million for the purpose of upgrading specialty technology capacity, R&D capital investments and sustaining capital expenditures.

4.	Approved the appointments of TSMC North America President Rick Cassidy and TSMC Vice President of R&D Dr. Wei-Jen Lo as Senior Vice Presidents of TSMC.

5.	Approved the convening of the 2014 AGM for 9:00 a.m. on June 24, 2014 at TSMC’s Fab 12A headquarters (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan).

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com